================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              IMO INDUSTRIES INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   452540107
                                 (CUSIP NUMBER)

                                 JOHN A. YOUNG
                                   SECRETARY
                              II ACQUISITION CORP.
                            9211 FOREST HILL AVENUE
                                   SUITE 109
                            RICHMOND, VIRGINIA 23235
                                 (804) 560-4070
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                    COPY TO:

                            MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                                AUGUST 28, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[     ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                            ------------------------

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

- ---------------------------------------
     CUSIP No. 452540107
- ---------------------------------------

- ---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         II ACQUISITION CORP.
- ---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [X]
         (b)      [ ]
- ---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
- ---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF, WC
- ---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
- ---------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                  15,905,971.36
                         ---------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                  0
                         ---------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                  15,905,971.36
                         ---------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  0
- ---------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         15,905,971.36
- ---------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES
- ---------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93%
- ---------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
- ---------------------------------------------------------------------------------------------

 NUMBER
OF
 SHARES
BENEFICIALLY
 OWNED BY
EACH
REPORTING
 PERSON
WITH

- ---------------------------------------
     CUSIP No. 452540107
- ---------------------------------------

- ---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         STEVEN M. RALES
- ---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [X]
         (b)      [ ]
- ---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
- ---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF, PF
- ---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
- ---------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                  0
                         ---------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                  15,905,971.36*
                         ---------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                  0
                         ---------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  15,905,971.36*
- ---------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         15,905,971.36*
- ---------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES
- ---------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93%
- ---------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
- ---------------------------------------------------------------------------------------------

 NUMBER
OF
 SHARES
BENEFICIALLY
 OWNED BY
EACH
REPORTING
 PERSON
WITH

- ---------------------------------------
     CUSIP No. 452540107
- ---------------------------------------

- ---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MITCHELL P. RALES
- ---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [X]
         (b)      [ ]
- ---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
- ---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF, PF
- ---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
- ---------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER                            0
OF                       ---------------------------------------------------------------------
SHARES                       8    SHARED VOTING POWER
BENEFICIALLY                      15,905,971.36*
OWNED BY                 ---------------------------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER
REPORTING                         0
PERSON                   ---------------------------------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER
                                  15,905,971.36*
- ---------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         15,905,971.36*
- ---------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES
- ---------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93%
- ---------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
- ---------------------------------------------------------------------------------------------

* Mitchell P. Rales and Steven M. Rales beneficially own the Shares through their equity interest in II Acquisition Corp. Both disclaim beneficial ownership of the Shares except to the extent of their proportionate equity interests in II Acquisition Corp.

     This Amendment No. 1 to Schedule 13D amends, in accordance with Rule 13d-2, the Schedule 13D previously filed by II Acquisition Corp. on August 29, 1997.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER (ITEM 6 INTEREST IN SECURITIES OF THE SUBJECT COMPANY on the Amendment to Schedule 14D-1/Schedule 13D filed by II Acquisition Corp. on August 29, 1997).

     Item 5 (Item 6) is hereby amended and supplemented as follows:

          As of date hereof, II Acquisition Corp. is the beneficial owner of 15,905,971.36 shares of common stock, par value $1.00 per share, of Imo Industries Inc. (the "Company"), a Delaware corporation, and each associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock (together with the common stock, the "Shares"), representing approximately 93% of the Shares currently outstanding. II Acquisition Corp. purchased the 15,905,971.36 Shares pursuant to its tender offer for all outstanding Shares of the Company which expired, as scheduled, on August 27, 1997.

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          II ACQUISITION CORP.

                                          By: /s/   PHILIP W. KNISELY
                                            ------------------------------------
                                            Name: Philip W. Knisely
                                            Title: President and Chief Executive
                                              Officer

                                          MITCHELL P. RALES
                                          /s/      MITCHELL P. RALES

                                          --------------------------------------

                                          STEVEN M. RALES
                                          /s/       STEVEN M. RALES

                                          --------------------------------------

September 5, 1997

                                        6